Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

			Years Ended December 31,
	2004	2003	2002	2001	2000
Earnings:

Income (loss) before income taxes and minority interest	$9,151	$(3,483)	$318	$765	$(5,052)
Plus: Fixed Charges	7,495	5,561	7,564	1,589	1,590
Less: Minority interest in pretax income with no incurred fixed charges	(95)	—	—	—	—

Earnings (loss), adjusted	$16,551	$2,078	$7,882	$2,354	$(3,462)

Fixed Charges:

Interest and debt amortization expensed and capitalized	$7,089	$5,305	$7,212	$1,299	$1,346
Estimated interest within rental expense	406	256	352	290	244

Total fixed charges	$7,495	$5,561	$7,564	$1,589	$1,590

Ratio of earnings to fixed charges	2.21	—	1.04	1.48	—

Shortfall	—	$(3,483)	—	—	$(5,052)